November 21, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:    Acceleration Request for JX Holdings

Registration Statement on Form F-4, filed on November 21, 2016

File: 333-214732

CIK No. 0001452922

Dear Mr. Schwall,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, JX Holdings, Inc. (the “Company”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, No. 333-214732, filed on November 21, 2016 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective at 5:30 p.m. Eastern Standard Time on November 21, 2016, or as soon thereafter as practicable.

The Company understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81 3 5251 1601.

Sincerely,

JX Holdings, Inc.

By:	/s/ Soichiro Tanaka
Name:	Soichiro Tanaka
Title:	General Manager, Controller Department

Cc: Masahisa Ikeda (Shearman & Sterling LLP)